	2001 ROSS AVENUE	AUSTIN
	DALLAS, TEXAS	BAKU
	75201-2980	DALLAS
	214.953.6500	HOUSTON
	FAX 214.953.6503	LONDON
MOSCOW
NEW YORK
RIYADH
WASHINGTON

September 8, 2005	Sarah Rechter
214.953.6419
FAX 214.661.4419
sarah.rechter@bakerbotts.com
BY EDGAR TRANSMISSION
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Zix Corporation
Registration Statement on Form S-3
Ladies and Gentlemen:
     On behalf of Zix Corporation (the “Registrant”), we enclose for filing pursuant to the Securities Act of 1933, as amended (the “Act”), and the applicable rules and regulations under the Act, a Registration Statement on Form S-3 (the “Registration Statement”) with respect to the registration under the Act, and the offering from time to time by the selling shareholders named in the Registration Statement pursuant to Rule 415 promulgated under the Act, of up to 14,148,247 shares of the Registrant’s common stock, par value $0.01 per share. The Registrant has transmitted $4,079.86 by wire transfer to pay the applicable registration fee determined pursuant to Rule 457(c) of the Act.
     If any questions should arise in the course of your review of the Registration Statement, please call the undersigned at (214) 953-6419. In addition, please send copies of all correspondence with the Registrant to the undersigned, Baker Botts L.L.P., 2001 Ross Avenue, Dallas, Texas 75201.
Very truly yours,
/s/ Sarah Rechter
Sarah Rechter

cc:	Ronald A. Woessner
Zix Corporation

David Emmons
Courtney York
Baker Botts L.L.P.